SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL OF THE SHAREHOLDERS CAIXA GERAL DE DEPÓSITOS, S.A. AND BANCO
ESPÍRITO SANTO, S.A.

PREVIOUS ITEM ON THE AGENDA:
(To resolve on the election of the Vice-Chairman of the General Meeting of Shareholders)

Whereas:

A) The former Vice-Chairman of the General Meeting of Shareholders, Mr. Daniel Proença de Carvalho, resigned from his office as per resignation letter dated of 4 June 2007;

B) Such resignation requires that a Vice-Chairman of the General Meeting of Shareholders is elected in order to substitute the departing Vice-Chairman;

C) The Chairman of the General Meeting of Shareholders understood that, taking into consideration that it is necessary to appoint a new Vice-Chairman of the General Meeting of Shareholders and his own attributions as its Chairman, he should make an addendum to the notice of this General Meeting of Shareholders;

D) According to such addendum, this resolution shall be discussed and resolved upon under a previous item on the agenda, in order to promote a good conduction of the works of the General Meeting of Shareholders;

It is hereby proposed that it be resolved:

1. Under the terms and for the purposes of paragraph 1 of article 374 of the Portuguese Companies Code, to elect Mr. Eduardo Augusto Alves Vera-Cruz Pinto as Vice-Chairman of the General Meeting of Shareholders to substitute the departing Vice-Chairman Mr. Daniel Proença de Carvalho, in order to complete the 2006/2008 term-of-office;

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2. To cast a vote of appreciation to the departing Vice-Chairman of the General Meeting of Shareholders, Mr. Daniel Proença de Carvalho, for the contribution to the Company assured during his term of office.

Lisbon, 8 June 2007

The Shareholders,

CAIXA GERAL DE DEPÓSITOS, S.A.,

BANCO ESPÍRITO SANTO, S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.